04045305

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Fosters Brewing Group

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

SUPPL

Information about buy-back

1	Type of buy-back	On market
2	Date Appendix 3C was given to ASX	22/12/2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	24,232,840	100,000
4	Total consideration paid or payable for the shares	$110,877,859	$459,000

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.75 Date: 28 Jun 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.59 Lowest price paid: $4.59 Highest price allowed under rule 7.33: $4.84

PROCESSED
OCT 05 2004
THOMSON FINANCIAL

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	175,667,160

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 13-Sep-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

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Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	24,332,840	250,000
4	Total consideration paid or payable for the shares	$111,336,859	$1,166,500

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.75 Date: 28 Jun 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.68 Lowest price paid: $4.67 Highest price allowed under rule 7.33: $4.91

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	175,417,160

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 17-Sep-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

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